UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 3, 2024

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400]

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Information contained in this report.

Securities Purchase Agreement

On May 31, 2024, Bionomics Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a select institutional accredited investor (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor in a three-tranche private placement (the “Private Placement”) American Depositary Shares (“ADS”, with each ADS representing 180 ordinary shares of the Company) (or pre-funded warrants to purchase ADSs (the “Pre-Funded Warrants”) in lieu thereof), and an accompanying five year cash purchase warrant (the “Accompanying Warrant,” related solely to the first tranche of the private placement), as more fully set forth below.

·

The first tranche of the private placement consisted of 1,296,486 ADSs and 6,279,905 Pre-Funded Warrants, at a combined purchase price of $0.99 per ADS and Accompanying Warrant (or $0.9899 per Pre-Funded Warrant and Accompanying Warrant, which is the combined purchase price of $0.99 per ADS and Accompanying Warrant minus $0.0001, the exercise price of each Pre-Funded Warrant) (the “Initial Purchase Price”), and the accompanying five-year cash exercise warrant to purchase up to 12,652,572 ADSs at an exercise price of $0.99 per ADS (or pre-funded warrants in lieu thereof) at the Initial Purchase Price per ADS (or pre-funded warrant in lieu thereof). The first tranche of the private placement closed on June 3, 2024, resulting in aggregate gross proceeds to the Company of $7.5 million.

·

The second tranche of the private placement is subject to the satisfaction of regulatory milestones that, if achieved, involves the purchase by the Investor of up to an additional $25.0 million of ADSs (or Pre-Funded Warrants in lieu thereof) from the Company at the Initial Purchase Price. The second tranche milestones are: the earlier of (i) receipt of formal written correspondence by the Company from the Food and Drug Administration (“FDA”) following planned interactions with the FDA regarding the outcomes of the End-of-Phase meeting 2 and breakthrough designation status for BNC210 for PTSD and, or (ii) December 31, 2024.

The second tranche purchase option will, however, become a mandatory maximum purchase by Investor during the thirty days following receipt by the Investor of a second tranche closing notice by the Company if the Company’s 10-day volume-weighted average price per ADS is at least $8.00 with an aggregate of at least $100 million in trading volume (or such lesser amount as may be approved by the Investor).

·

The third tranche of the private placement is subject to the satisfaction of regulatory milestones that, if achieved, involves the purchase by the Investor of up to an additional $25.0 million of ADSs (or Pre-Funded Warrants in lieu thereof) from the Company at the Initial Purchase Price. The third tranche milestones are: The third tranche is conditioned on the latter of (i) completion of an interim blinded safety review of the planned BNC210 Phase-3 PTSD study, or (ii) December 31, 2025.

The third tranche purchase option will, however, become a mandatory maximum purchase by Investor during the thirty days following receipt by the Investor of a third tranche closing notice by the Company if the Company’s 10-day volume-weighted average price per ADS is at least $8.00 with an aggregate of at least $100 million in trading volume (or such lesser amount as may be approved by the Investor).

The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties.

Together with the gross proceeds of the first tranche, and assuming that the accompanying warrants are exercised in full, and the second and third tranches are consummated and exercised in full and the Pre-Funded Warrants related thereto are exercised to the maximum extent, total gross proceeds from the private placement to the Company would be approximately $70.0 million. Gross proceeds to the Company will be reduced by fees paid to the placement agent, capital markets advisors and payments of transaction related expenses.

The Company intends to use the net proceeds from the Private Placement to fund the Company’s advancement of BNC210’s registrational programs in both social anxiety disorder (SAD) and post-traumatic stress disorder (PTSD), business development activities, working capital and general corporate purposes. The proceeds from the first tranche of this private placement, combined with the Company’s current cash, cash equivalents and marketable securities, is expected to fund operating and capital expenditures into the third quarter of 2025 and enable the execution of the planned Phase 3 study in SAD.

The ADSs, Accompanying Warrants, the Pre-Funded Warrants, and the ADSs issuable upon the exercise of the Pre-Funded Warrants and the Accompanying Warrant (the “Warrant Shares”), have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Leerink Partners acted as the exclusive placement agent in connection with the Private Placement.

Registration Rights Agreement

Concurrently with the entry into the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investor for the registration for resale by the Investor of the ADSs and the Warrant Shares pursuant to a registration statement (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”) within 30 calendar days from entry into the Securities Purchase Agreement (the “Filing Deadline”). The Company has agreed to cause the Registration Statement to be declared effective as soon as possible, but in no event later than 60 days after the first closing of the Private Placement (or 120 days in the event the SEC reviews and has written comments to the Registration Statement) (the “Effectiveness Deadline”). The Company is obligated to keep Registration Statement continuously effective from the date on which the SEC declares the Registration Statement effective until such date that all Registrable Securities (as such term is defined in the Registration Rights Agreement) covered by such Registration Statement have been sold pursuant to a registration statement under the Securities Act or under Rule 144 as promulgated by the SEC under the Securities Act, or otherwise shall have ceased to be Registrable Securities. The Company will be responsible for the registration expenses incurred in connection with the registration statement.

Miscellaneous

The foregoing description of each of the Securities Purchase Agreement, the Registration Rights Agreement the Accompanying Warrant, and the Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, Registration Rights Agreement, the form of Pre-Funded Warrant and the form of Accompanying Warrant, each of which are attached hereto as Exhibits 99.1-99.4, respectively, and are hereby incorporated by reference into this current report on Form 6-K.

The Company sold the securities in the Private Placement to an institutional “accredited investors,” as that term is defined in the Securities Act of 1933, as amended, in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act. The Investor represented that they are acquiring the securities in the Private Placement for investment only and not with a view towards the resale or distribution thereof in violation of the Securities Act. Accordingly, the ADSs, the Pre-Funded Warrant, the Accompanying Warrant and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Neither this report on Form 6-K, nor any exhibit attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

Press Release

On May 31, 2024, the Company issued a press release announcing the Private Placement. The press release is attached as Exhibit 99.5 to this report on Form 6-K. The press release attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated May 31, 2024, by and between the Company and the Investor

99.2	Registration Rights Agreement, dated June 3, 2024, by and between the Company and the Investor

99.3	Form of Pre-Funded Warrant

99.4	Form of Accompanying Warrant

99.5	Press release issued by the Company on May 31, 2024, furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Spyros Papapetropoulos
Name:	Spyros Papapetropoulos, MD Ph.D.
Title:	President & CEO

Date: June 3, 2024